Exhibit (c)(16) Board of Directors Update Project Venus June 22, 2017

– Confidential Materials – Disclaimer (Centerview Partners) This presentation has been prepared by Centerview Partners LLC (“Centerview”) for use solely by the Special Committee of the Board of Directors of HSN, Inc. (“Hero” or the “Company”) in connection with its evaluation of a proposed transaction involving the Company and for no other purpose. The information contained herein is based upon information supplied by Hero and publicly available information, and portions of the information contained herein may be based upon statements, estimates and forecasts provided by the Company. Centerview has relied upon the accuracy and completeness of the foregoing information, and have not assumed any responsibility for any independent verification of such information or for any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or any other entity, or concerning the solvency or fair value of the Company or any other entity. With respect to financial forecasts, including with respect to estimates of potential synergies, Centerview has assumed that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to its financial performances, and at your direction Centerview has relied upon such forecasts, as provided by the Company’s management, with respect to the Company, including as to expected synergies. Centerview assumes no responsibility for and expresses no view as to such forecasts or the assumptions on which they are based. The information set forth herein is based upon economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof, unless indicated otherwise and Centerview assumes no obligation to update or otherwise revise these materials. The financial analysis in this presentation is complex and is not necessarily susceptible to a partial analysis or summary description. In performing this financial analysis, Centerview has considered the results of its analysis as a whole and did not necessarily attribute a particular weight to any particular portion of the analysis considered. Furthermore, selecting any portion of Centerview’s analysis, without considering the analysis as a whole, would create an incomplete view of the process underlying its financial analysis. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analysis described above should not be taken to be Centerview’s view of the actual value of the Company. These materials and the information contained herein are confidential, were not prepared with a view toward public disclosure, and may not be disclosed publicly or made available to third parties without the prior written consent of Centerview. These materials and any other advice, written or oral, rendered by Centerview are intended solely for the benefit and use of the Special Committee of the Board of Directors of the Company (in its capacity as such) in its consideration of the proposed transaction, and are not for the benefit of, and do not convey any rights or remedies for any holder of securities of the Company or any other person. Centerview will not be responsible for and has not provided any tax, accounting, actuarial, legal or other specialist advice. These materials are not intended to provide the sole basis for evaluating the proposed transaction, and this presentation does not represent a fairness opinion, recommendation, valuation or opinion of any kind, and is necessarily incomplete and should be viewed solely in conjunction with the oral presentation provided by Centerview. 1

– Confidential Materials – Disclaimer (Goldman Sachs) These materials have been prepared and are provided by Goldman Sachs on a confidential basis solely for the information and assistance of the Special Committee of the Board of Directors (the "Special Committee") of Hero (the "Company") in connection with its consideration of the matters referred to herein. These materials and Goldman Sachs’ presentation relating to these materials (the “Confidential Information”) may not be disclosed to any third party or circulated or referred to publicly or used for or relied upon for any other purpose without the prior written consent of Goldman Sachs. 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Goldman Sachs’ investment banking division maintains regular, ordinary course client service dialogues with clients and potential clients to review events, opportunities, and conditions in particular sectors and industries and, in that connection, Goldman Sachs may make reference to the Company, but Goldman Sachs will not disclose any confidential information received from the Company. The Confidential Information has been prepared based on historical financial information, forecasts and other information obtained by Goldman Sachs from publicly available sources, the management of the Company or other sources (approved for our use by the Company in the case of information from management and non-public information). 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The Confidential Information, including this disclaimer, is subject to, and governed by, any written agreement between the Company, the Board and/or any committee thereof, on the one hand, and Goldman Sachs, on the other hand. 2

1. Business Update

– Confidential Materials – Hero’s 2Q Outlook Hero currently expecting to be below consensus EBITDA by ~8% $ Favorable / (Unfavorable) % Favorable / (Unfavorable) Consensus(1) Forecasted Cornerstone Revenue 285.4 294.7 9.3 3.3% % YoY Growth (2.6%) (4.1%) (1.5 pp) % Margin 35.9% 35.7% (17 bps) % Margin % YoY Growth 8.4% (15.4%) 7.8% (22.2%) (58 bps) (6.8 pp) % YoY Growth (21.6%) (23.0%) (1.4 pp) Source: Hero Management. 4 (1) Hero revenue and EPS consensus estimate consistent with 1st Call as of May 15, 2017. All other consensus figures calculated as the average of: AEGIS Capital, BofA, Citi, Craig Hallum, FBR, Maxim, Sidoti, UBS and Wunderlich. Adjusted EBITDA is before deduction of stock based compensation expense. (2) Adj. EPS$0.58$0.57($0.01)(1.7%) Adj. EBITDA(2) $69.7$64.1($5.6)(8.0%) Gross Profit$298.3$292.8($5.5)(1.8%) Revenue$831.8$819.5(12.3)(1.5%) HSN Revenue$546.4$525.2($21.2)(3.9%)

– Confidential Materials – Overview of Hero 2017 Outlook Based on performance YTD, Hero Management has formulated two alternate views of FY’17E performance “Current” Scenario “Trend” Scenario Net Sales of $3,515mm (down 1.5% vs. year ago and 3.3% vs. budget) EBITDA of $283mm (down $16mm vs. year ago and $20mm vs. budget) Overall assumptions consistent with the 2017 business outlook presented to the Board on May 24th with a few updates Updated for the latest 2Q outlook shared with Queen and Lion last week —Cornerstone EBITDA up $5mm for 2017, reflecting recent momentum —Includes $5mm of in-process opex cost savings This scenario assumes Hero gets to positive sales (+0.5% vs. year ago) on the HSN segment in the second half —Represents a trend change of more than +500bps vs. the first half Net Sales of $3,450mm (down 3.3% vs. year ago and 5.1% vs. budget) EBITDA of $254mm (down $45mm vs. year ago and $49mm vs. budget) First half of 2017 the same as the “Current” scenario – consistent with the outlook shared with Queen and Lion last week Cornerstone EBITDA up $5mm for 2017and $5mm of opex cost savings delivered —Same assumptions as the “Current” scenario Second half net sales trend in HSN segment updated to reflect the same trend as in first half (down 4.4% vs. 2Q trend of down 5.7%) 5 Source: Hero Management.

– Confidential Materials – 2017 Outlook – Key Figures versus Plan and 2016A “Current” Scenario “Trend” Scenario "Current" vs. 17P vs. 16A "Trend" vs. 17P vs. 16A Cornerstone 1,085 (0.3%) (0.9%) Cornerstone 1,085 (0.3%) (0.9%) Cornerstone 48 11.7% 19.6% Cornerstone 48 11.7% 19.6% % Margin 8.1% (29 bps) (32 bps) % Margin 7.4% (98 bps) (101 bps) 6 Source: Hero Management. Adj. EPS $2.04 (20.6%) (22.2%) Adj. EPS $2.37 (7.5%) (9.3%) EBITDA $254 (16.3%) (15.0%) EBITDA $283 (6.7%) (5.3%) HSN $206 (20.9%) (20.4%) HSN $235 (9.7%) (9.1%) Net Sales $3,450 (5.1%) (3.3%) Net Sales $3,515 (3.3%) (1.5%) HSN $2,366 (7.2%) (4.4%) HSN $2,432 (4.6%) (1.7%)

– Confidential Materials –

FY'17E Current Forecast and Trend versus Consensus

- If Hero achieves **"Current"** scenario, it will perform approximately **in-line with consensus** for 2017
- If Hero achieves **"Trend"** scenario, it will be **below consensus** for 2017, missing net sales by ~2% and EBITDA by ~11%
- Both scenarios are below management's long-range plan from early 2017, which forecasted revenue of $3,636mm and EBITDA of $304mm

			"Current" vs. Consensus			"Trend" vs. Consensus	
	Consensus[(1)]	"Current"	$ Fav. / (Unfav.)	% Fav. / (Unfav.)	"Trend"	$ Fav. / (Unfav.)	% Fav. / (Unfav.)
HSN	$2,455	$2,432	($23)	(0.9%)	$2,366	($89)	(3.6%)
Cornerstone	1,064	1,085	20	1.9%	1,085	20	1.9%
Net Sales	**$3,520**	**$3,515**	($4)	(0.1%)	**$3,450**	($70)	(2.0%)
% YoY Growth	*(1.3%)*	*(1.5%)*		(12 bps)	*(3.3%)*		(196 bps)
HSN	$251	$235	($16)	(6.3%)	$206	($45)	(17.9%)
Cornerstone	35	48	13	37.7%	48	13	37.7%
Adj. EBITDA	**$286**	**$283**	($3)	(0.9%)	**$254**	($32)	(11.1%)
% of Revenue	*8.1%*	*8.1%*		(6 bps)	*7.4%*		(75 bps)
% YoY Growth	*(4.4%)*	*(5.3%)*		(87 bps)	*(15.0%)*		(1,060 bps)

Source: Hero Management and Factset as of June 21, 2017.
Note: Dollars in millions. Adjusted EBITDA is before deduction of stock based compensation expense.
(1) Hero consensus revenue based on Factset consensus. Consensus consolidated Adj. EBITDA based on average estimates of BAML, Craig Hallum, FBR, Maxim, UBS and Wunderlich. Segment Adj. EBITDA figures based on percentage allocation of EBITDA based on average of select Wall Street research reports where segment estimates are provided.

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2. Situation Update

– Confidential Materials – Situation Update On May 10, 2017, after market close, Queen submitted a proposal to acquire Hero for a fixed $40.50 per share in an all-stock transaction, representing a premium of ~10% to Hero’s closing price on that day — Queen offered Queen A shares (1 vote per share) as consideration as opposed to Queen B shares (10 votes per share) Queen submitted a revised proposal on May 18, 2017, which offered a fixed exchange ratio of 1.735x Queen A shares per Hero share, which implied an offer price of $40.58 and premium of ~20% to Hero’s closing price on that day — Offer was conditioned on Hero meeting consensus estimates for revenue and EBITDA in 2Q Lion’s Chairman verbally increased its proposal on June 1, 2017 to a fixed exchange ratio of 1.750x, which implied an offer price of $42.63 and premium of ~27% to Hero’s closing price on that day — Hero management subsequently held a call with Lion / Queen to discuss its preliminary view on 2Q, including its expectation to miss consensus revenue and EBITDA On June 9, 2017 Lion’s Chairman verbally reduced the proposal to a fixed exchange ratio of 1.600x, which implied an offer price of $38.06 and a premium of ~18% to Hero’s closing price on that day — In addition, Lion provided a draft merger agreement to Hero After discussion with Hero’s advisors, Lion increased its offer on June 14, 2017 to a fixed exchange ratio of 1.650x, which implies an offer price of $39.27 and a premium of ~27% as of June 21 — Proposal implies that Hero’s non-Queen shareholders would own ~11% of the pro forma company — Hero’s Special Committee determined that the offer was an appropriate basis to further engage with Lion On June 20 and 21, Hero had in-person diligence sessions with representatives of Lion and Queen; sessions primarily focused on Lion’s diligence of Hero but also covered Hero’s preliminary diligence of Queen — Follow-up diligence and contract negotiations are currently underway, with both sides targeting an announcement before June 30th 9

– Confidential Materials – Lion’s Proposal Progression Previous Offers Current Offer First May 10 Second May 18 Third June 01 Fourth June 09 Fifth June 14 Offer Date(1) Diluted Shares Outstanding 53.6 53.6 53.6 53.6 53.6 Enterprise Value $2,651 $2,656 $2,767 $2,520 $2,585 Current 9.5% 20.4% 27.3% 18.0% 26.9% 90-Day VWAP 11.0% 11.0% 16.9% 4.9% 9.1% Source: Public filings and Hero Management as of June 21, 2017. 10 (1) (2) Market data as of offer date, except for current offer for which data is as of June 21. Hero ownership represents non-Queen shareholders ownership only. Ownership based on currently available public information. Figures subject to change as more information regarding GCI-Lion transaction becomes available. 30-Day VWAP10.5%11.9%19.8%9.7%17.7% Premiums Ownership of Non-Q Hero S/H(2)11.0%11.3%11.4%10.5%10.8% Equity Value$2,171$2,175$2,286$2,039$2,104 Exchange Ratio1.685x1.735x1.750x1.600x1.650x Fixed / FloatingFloatingFixedFixedFixedFixed Implied Offer Price$40.50$40.58$42.63$38.06$39.27

– Confidential Materials –

Overview of Lion's Current Proposal

Lion verbally delivered a revised proposal for a 1.650x exchange ratio on June 14th

			Current Offer (Rcv'd June 14)	
Pricing Date		**Metric**	**June 14**	**June 21**
Implied Offer Price			**$40.01**	**$39.27**
Diluted Shares Outstanding			53.6	53.6
Equity Value			**$2,144**	**$2,104**
Enterprise Value			**$2,625**	**$2,585**
Share Price Movement	Hero Share Price		$32.05	$30.95
	Δ Since June 14 Offer			(3.4%)
	Queen Share Price		$24.25	$23.80
	Δ Since June 14 Offer			(1.9%)
	Exchange Ratio		1.32x	1.30x
	Δ Since June 14 Offer			(0.02x)
Premiums (1)	Current		24.8%	26.9%
	30-Day VWAP		17.2%	17.7%
	90-Day VWAP		10.5%	9.1%
Ownership and Value Sharing	Ownership of Non-Q Hero S/H(2)		10.8%	10.8%
	Share of Value Creation to All Hero S/H(3)		54.1%	56.2%
Implied Valuation (Consensus) (4)	2017E Revenue	$3,520	0.7x	0.7x
	2017E Comp. EBITDA	$267	9.8x	9.7x
	2017E Adj. EPS	$2.45	16.3x	16.0x

Source: Public filings and Hero Management as of June 21, 2017.

(1) Reflects premium as of pricing date.

(2) Hero ownership represents non-Queen shareholders ownership only. Ownership based on currently available public information. Figures subject to change as more information regarding GCI-Lion transaction becomes available.

(3) Reflects all Hero shareholders' share of $125mm run-rate synergies capitalized at blended 2017E Comparable EV/EBITDA multiple of 8.6x, net of fees.

(4) Consensus consolidated Comparable EBITDA based on average Adjusted EBITDA estimates of BAML, Craig Hallum, FBR, Maxim, UBS and Wunderlich less estimated stock-based compensation expense.

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– Confidential Materials –

Illustrative Has / Gets Analysis and Value Creation Split

- Key Assumptions:
  - —Based on **1.650x exchange ratio offer, implying an offer price of $39.27** as of June 21
  - —**$125mm Synergies = $1,025mm value** (capitalized at blended multiple, less $50mm illustrative fees)

		Hero		Queen		Pro Forma
		Per Share	Aggregate	Per Share	Aggregate	
Has	**Enterprise Value**		**$2,138**		**$16,700**	**$18,838**
	(Less): Net Debt & NCI		(481)		(5,818)	
	Observed Market Equity Value	**$30.95**	**$1,657**	**$23.80**	**$10,882**	**$12,539**
	(Less): Queen Stake in Hero		–		(620)	
	Adjusted Equity Value		**$1,657**		**$10,262**	**$11,920**
	Implied Ownership		*13.9%*		*86.1%*	
	Implied Exchange Ratio		*1.30x*		*1.00x*	
Gets	**Targeted Exchange Ratio**		**1.650x**		**1.000x**	
	Implied Equity Value		**$2,057**	**$21.57**	**$9,863**	**$11,920**
	Implied Ownership		*17.3%*		*82.7%*	
	Implied Prem. / (Disc.) Before Synergies [1]		*24.1%*		*(9.4%)*	
	Plus: Share of Capitalized Synergies[2]	$3.30	$177	$1.85	$848	$1,025
	Value per Share w/ Synergies	**$41.71**	**$2,233**	**$23.42**	**$10,711**	
	Implied Prem. / (Disc.) After Synergies [1]		*34.8%*		*4.4%*	
	Value Creation		**$576**		**$449**	**$1,025**
	Share of Value Creation		*56.2%*		*43.8%*	

Source: Public filings, Hero Management, Factset as of as of June 21, 2017.
Note: Dollars in millions, except per share data. Based on economic ownership.
(1) Represents share of pro forma equity value divided by standalone equity value minus 1.
(2) Capitalized at blended 2017E Comparable EV/EBITDA multiple of 8.6x.

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– Confidential Materials – Illustrative Exchange Ratio Over Time Exchange Ratio Analysis 3.00 x 2.80 x 2.60 x 2.40 x 2.20 x 2.00 x 1.80 x Current Offer: 1.65x 1.60 x 1.40 x 0 x 1.20 x Jun-2015 Sep-2015 Dec-2015 Mar-2016 Jun-2016 Sep-2016 Dec-2016 Mar-2017 Jun-2017 13 Source: Company filings, Bloomberg as of June 21, 2017. (1) Exchange ratio defined Hero share price divided by Queen Series A share price. Share PriceExchangeImplied Premium QueenHeroRatio¹to Current Price Current$ 23.80$ 30.951.30 x0% 1 Month Avg.23.9332.901.38 x6% 3 Month Avg.22.1735.101.60 x23% 6 Month Avg.20.8535.331.71 x32% 1 Year Avg.21.2238.821.84 x41% 2 Year Avg.23.9647.321.96 x51 % Favorable for Hero 2Y Average = 1.96 x 1Y Average = 1.84 x Favorable for Queen1.3

– Confidential Materials – Diligence Update The diligence process began June 16, with in-person meetings taking place June 20 and 21 Queen submitted an initial business diligence list of 28 items; Hero has responded to substantially all of the requests —Queen also submitted a legal diligence list that currently includes ~130 questions —Queen was provided access to a virtual data room (“VDR”) on June 17 “All-hands” diligence sessions in Tampa, Florida on June 20 and 21 were constructive for both sides —Queen followed up with 68 additional high priority diligence requests; diligence requests from Queen continue to be focused on refining synergy estimation Hero also submitted a “reverse” diligence list of 33 priority questions to Queen, which was discussed during the morning session in Florida on June 21 —Queen discussed its financial outlook for 2Q and FY2017 —Key items outstanding include Queen’s financial plan and additional detail on the GCI-Lion transaction —Lion also expects to provide Hero access to a VDR Hero and Lion/Queen currently in process of scheduling follow-up calls and addressing outstanding questions 14

– Confidential Materials –

Queen 2Q and FY17 Outlook: Challenges in U.S. Business & zulily

Based on notes from Queen management guidance during June 21 diligence session

Subject to change once data received from Queen

		2Q17 Outlook	FY17 Outlook
Consolidated Queen		■ Revenue down **(2.2%); worse than consensus** expectations of +1.0% ■ EBITDA down **(1.5%)**; **better than consensus** expectations of (3.1%)	■ Revenue up **+1.2%; better than consensus** of +0.5% — Expected **+2.2%** constant currency ■ EBITDA up **+2.8%; better than consensus** of +0.5% — Expected **+3.6%** constant currency
By Segment	Queen U.S.	■ Revenue down **(2.9%)** and EBITDA down **(2.7%)** YoY ■ Challenged categories included electronics, kitchen, handbags, jewelry and beauty — Partially offset by growth in apparel and shoes ■ EBITDA benefited from cost savings, including reduced bonuses	■ Revenue up **+0.6%** and EBITDA up **+1.5%** YoY ■ Revenue forecasted to grow +3%+ in second half of 2017 ■ Supply chain initiatives expected to contribute to EBITDA growth
By Segment	Queen Int'l	■ Revenue down **(2%)** YoY; **+3.3% in constant** currency ■ EBITDA up **+9.4** YoY; **+15.8%** constant currency ■ UK topline impacted by Brexit effects; positive EBITDA as a result of the influence of Brexit with focus on cost control ■ Improvements seen in Germany, Japan and Italy, but France business disappointing	■ Revenue flat and EBITDA up **+8.6%** ■ In constant currency, revenue up **+4%** and EBITDA up **~13%** ■ Assumes continuation of trends seen in first half of 2017
By Segment	zulily	■ Revenue up **+0.2%** and EBITDA down **(22%)** YoY ■ Top line hurt by megabrands such as Under Armour and Toms, which were previously relatively exclusive to Queen and are now more widely available	■ Revenue up **+5.5%** and EBITDA down **(1.8%)** ■ Expecting more consistent growth from new brands and other initiatives

Source: Queen management.

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– Confidential Materials – Key Next Steps Key diligence workstreams: —Address outstanding Lion/Queen questions through follow-up calls and VDR —Validate Lion/Queen valuation assumptions with regard to GCI-Lion transaction —Receive and diligence Queen financial plan Management and advisors to continue to work through diligence, financial analysis, and contract negotiations Management and advisors to work with external PR advisors on communication strategy, including drafting potential press release and/or transaction presentation All parties working toward a decision point on or before June 30 16